Canwest Media Inc.
Interim Management’s Discussion and Analysis
For the three months ended November 30, 2008 and 2007

January 13, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

This Management Discussion and Analysis (“MD&A”) contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our 20-F for the year ended August 31, 2008 filed by Canwest Media Inc. with the Securities and Exchange Commissions in the United States (available on EDGAR at www.edgar.com). We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

TABLE OF CONTENTS
OVERVIEW	3
KEY FACTORS AFFECTING SEGMENT REVENUE AND OPERATING INCOME	3
Television Broadcast	3
Publishing	3
Radio	3
Out-of-home advertising	3
Foreign currency effects	4
Seasonality	4
INTERNAL CONTROL OVER FINANCIAL REPORTING	4
OPERATING RESULTS	4
Introductory Note	4
For the Three Months Ended November 30, 2008	5
Consolidated Results	5
Segment Results	6
CONSOLIDATED QUARTERLY FINANCIAL RESULTS	8
LIQUIDITY AND CAPITAL RESOURCES	8
Overview	8
Sources of Funds	9
Uses of Funds	9
Debt	10
FINANCIAL INSTRUMENTS	11
INDUSTRY RISKS AND UNCERTAINTIES	12
OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES	12
RELATED PARTY TRANSACTIONS	13
CRITICAL ACCOUNTING ESTIMATES	13
CHANGES IN ACCOUNTING POLICIES	13
Inventories	13
Assessing Going Concern	13
FORTHCOMING CHANGES IN ACCOUNTING POLICIES	13
Goodwill and Intangible Assets	13
International Financial Reporting Standards	13
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	14

OVERVIEW

Canwest Media Inc. (“we, us or our”) is an international media company and is one of Canada’s largest media companies. We are Canada’s largest publisher of English language daily newspapers, and own, operate and/or hold substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, radio stations and networks in Canada, Australia and Turkey.

KEY FACTORS AFFECTING SEGMENT REVENUE AND OPERATING INCOME

Television Broadcast
We have three television segments. Our Canadian television segment includes our television networks in Canada as well as TVtropolis and our five Canadian specialty television channels. The CW Media television segment includes the operations of Canadian specialty television channels held by CW Investments Co. (“CW Media”) which were equity accounted until December 20, 2007, when the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the transfer of effective control, after which the balance sheet and the results from operations were consolidated. Our Australian television segment includes our interest in Ten Network Holdings Limited (“Ten Holdings”), which owns and operates Ten Television Network (“Network TEN”).
We generate the majority of our television revenue from the sale of advertising, with the remainder generated from subscriber revenue earned by our specialty channels. Subscriber revenue is recorded monthly based on subscriber levels. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenue on the ratings performance of our television programs makes our television revenue less predictable than our publishing revenue.

For the remainder of fiscal 2009, we expect that our advertising revenue for our Canadian television and CW Media television operations may continue to be negatively affected by weakened economic conditions. In general, we expect to sustain or improve the performance of our television channels as it relates to our audience share and that the performance of our specialty television channels will continue to outpace that of our conventional television channels. We expect that subscriber revenue which makes up approximately 4% of our Canadian television revenue and 37% of our CW Media television revenue will remain stable. In Australia we expect that television advertising revenue may continue to be negatively affected by weakened economic conditions.

Publishing
Our publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers as well as operation of canada.com and other internet operations. All of our publishing operations with the exception of the National Post and The New Republic are held by the Canwest Limited Partnership (“Limited Partnership”). Our publishing revenue is primarily earned from newspaper advertising, circulation revenue from our newspapers and digital advertising revenue from our internet operations. Our newspaper and interactive advertising revenue are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenue is produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines. Circulation revenue is a function of the number of newspapers we sell and the average per copy prices we charge.

For the remainder of fiscal 2009, we expect the challenging advertising market as a result of weakened economic conditions to continue. In this environment, we expect that we will not achieve advertising revenue growth in the current fiscal year but we expect that circulation revenue will remain stable. We expect newsprint prices to increase for the remainder of fiscal 2009 compared to fiscal 2008 but that this increase will be more than offset by decreases in news print consumption. We expect our other expenses to decrease moderately over the remaining of fiscal 2009. Salary costs will decrease slightly as normal salary escalations will be more than offset by a lower number of employees and distribution costs will decrease due to lower insert volumes and fuel costs.

Radio
Our radio segment consists of our radio operations in Turkey, which earns substantially all of their revenue from advertising. Radio advertising revenue is a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Out-of-home advertising
Our Out-of-home advertising segment consists of Network TEN’s wholly owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenue is a function of overall out-of-home advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays.

Foreign currency effects
We operate internationally and have exposure arising from our Australia, United States and Turkey operations. Our Australia, United States, and Turkey operations expose our revenue and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, United States dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenue and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect.

During the three months ended November 30, 2008, the Canadian dollar appreciated against the Australian dollar by 5% and the New Turkish Lira by 1% and depreciated against the United States dollar by 17% as compared to currency translation rates for the same period in the prior year.

Seasonality
Our advertising revenue is seasonal. Revenue is typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the three months ended November 30, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

OPERATING RESULTS

Introductory Note
Segment operating profit
In the discussion that follows, we provide information concerning our segment operating profit. See note 15, Segment Information, to our interim unaudited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

Operating income before amortization
We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under GAAP. Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings (loss), which is the most closely comparable GAAP measure, is provided in the “Reconciliation of Non-GAAP Financial Measures” section of this MD&A.

For the Three Months Ended November 30, 2008
Following is a table summarizing segment results for the three months ended November 30, 2008 and November 30, 2007. See note 15, Segment Information, to our interim unaudited consolidated financial statements:

	Revenue		Segment Operating Profit
	2008	2007(1)	2008	2007(1)
	$000	$000	$000	$000
Operating Segments
Publishing	335,998	361,906	73,077	102,165
Television
Canada	199,915	210,792	31,722	32,250
CW Media	106,099	97,127	44,283	37,132
	306,014	307,919	76,005	69,382
Australia	202,181	242,336	74,384	103,505
	508,195	550,255	150,389	172,887
Radio – Turkey	3,346	3,564	1,291	1,584
Out-of-home	39,197	42,287	1,295	3,142
Inter-segment revenues	(629)	(1,538)	-	-
Corporate and other	-	-	(7,204)	(9,512)
Restructuring expenses	-	-	(14,775)	(11,645)
	886,107	956,474	204,073	258,621
Elimination of equity accounted affiliates(2)	-	(89,123)	-	(35,415)
Total revenue	886,107	867,351
Operating income before amortization(3)			204,073	223,206
(1) Revised to reflect the classification of our United Kingdom radio segment as discontinued operations.
(2) Elimination of our equity interest in regulated entities of CW Media.
(3) See “Reconciliation of Non-GAAP Financial Measures.”

Consolidated Results
Revenue. Consolidated revenue increased by $19 million, or 2%, to $886 million for the three months ended November 30, 2008 as compared to $867 million for the same period in fiscal 2008. Consolidated revenue for the three months ended November 30, 2007 does not include revenue from CW Media which was equity accounted while its operations were held in trust. Compared to last year, including the CW Media in-trust operations, consolidated revenue decreased by $70 million or 7%. The decrease reflects softening advertising markets and was prevalent across all operating segments with the exception of CW Media where revenue increased by 9%.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $38 million, or 6%, to $682 million for the three months ended November 30, 2008 as compared to $644 million for the same period in fiscal 2008. Compared to the three months ended November 30, 2007 including the CW Media in-trust operating expenses, consolidated expenses decreased by $16 million or 2%. This reflects decreases in Canadian and Australia television of 6% and 8%, respectively, and Out-of-home advertising by 3% partly offset by increases in Publishing of 1%, Turkey radio of 4% and CW Media television of 3%.

Operating income before amortization. Consolidated operating income before amortization decreased by $19 million, or 9%, to $204 million for the three months ended November 30, 2008 as compared to $223 million for the same period in fiscal 2008. Compared to the three months ended November 30, 2007 including the CW Media in-trust operating income before amortization, consolidated operating income before amortization decreased by $55 million, or 21%. The decrease in operating income before amortization reflects the decline in our Publishing, Canadian and Australian television, Out-of-home and Turkey radio segments partly offset by CW Media television.

Amortization. Amortization of intangibles remained consistent at $2 million for the three months ended November 30, 2008 as compared to the same period in fiscal 2008. Amortization of property and equipment was $26 million for the three months ended November 30, 2008 as compared to $25 million for the three months ended November 30, 2007 reflecting acquisitions made in fiscal 2009 and 2008.

Interest expense. Interest expense was $80 million for the three months ended November 30, 2008 compared to $82 million in the same period in fiscal 2008 primarily due to decreased interest rates.

Accretion of long-term liabilities. For the three months ended November 30, 2008, we have recorded an accretion expense of $28 million compared to $24 million in the same period in fiscal 2008 related to the discounting of certain long-term liabilities which are accreted to their estimated value over the term of these liabilities.

Interest rate and foreign currency swap gains/losses. For the three months ended November 30, 2008, we recorded a net gain of $26 million, compared to a net loss of $28 million in the same period in fiscal 2008, to adjust the book value of certain swap instruments to fair value at the balance sheet date. This relates to fair value hedge adjustments and swaps that do not qualify for hedge accounting, primarily because the related debt has been settled.

Foreign exchange gains/losses. We recorded net foreign exchange losses of $67 million for the three months ended November 30, 2008 primarily related to the foreign currency losses related to U.S. denominated debt that is not hedged and inter-company advances to our Turkish operations. For the three months ended November 30, 2007, we recorded net foreign exchange gains of $6 million primarily related to U.S. denominated debt that is not hedged and inter-company advances to our Turkish operations offset by a foreign currency loss on U.S. denominated inter-company advances to the equity accounted CW Media in-trust entities.

Investment gains, losses and write-downs. We recorded investment losses of $1 million for the three months ended November 30, 2008 primarily due to the disposal of property and equipment, compared to investment losses of less than $1 million for the same period in fiscal 2008.

Income taxes. For the three months ended November 30, 2008 we recorded an income tax expense of $39 million. The effective tax rate was different than our statutory rate of 31% as a result of adjustments in the income tax expense including: $11 million related to non-taxable portion of capital losses, $10 million related to changes in valuation allowances and $8 million related to non-deductible accretion expenses.

Minority interests. For the three months ended November 30, 2008, we recorded minority interest charges of $13 million related to the 43% minority interest in Ten Holdings and $6 million related to certain specialty television stations not wholly-owned by Canadian and CW Media television segments. The minority interest charge related to Ten Holdings decreased by 54% compared to the same period in fiscal 2008 as a result of reduced net earnings.

Interest in equity accounted affiliates. For the three months ended November 30, 2008, we recorded interest in equity accounted affiliates of less than $1 million as compared to $20 million for the same period in fiscal 2008. In fiscal 2008, the interest in equity accounted affiliates primarily related to the operations of CW Media, which were held in trust until December 20, 2007.

Net loss/earnings from continuing operations. Our net loss from continuing operations for the three months ended November 30, 2008 was $32 million compared to net earnings of $40 million for the same period in fiscal 2008.

Discontinued operations. For the three months ended November 30, 2007, the loss from discontinued operations was $1 million reflecting the United Kingdom radio segment which was sold in July 2008.

Net loss/earnings. Our net loss for the three months ended November 30, 2008 was $32 million compared to net earnings of $39 million for the same period in fiscal 2008.

Segment Results
Publishing
Revenue. Revenue decreased by $26 million, or 7%, to $336 million for the three months ended November 30, 2008 as compared to $362 million for the same period in fiscal 2008. Advertising revenue decreased by 9% for the three months ended November 30, 2008 compared to the same period in fiscal 2008 as a result of declines in classified, retail and national advertising partly offset by increased online revenue. Circulation revenue for the three months ended November 30, 2008 as compared to the same period in fiscal 2008 remained consistent as a 6% decrease in circulation volume was offset by higher average per copy prices. Circulation revenue as a percentage of total revenue for the publishing segment was approximately 19% for the three months ended November 30, 2008 and 18% for the same period in fiscal 2008.

Operating expenses. Operating expenses increased by $3 million, or 1%, to $263 million for the three months ended November 30, 2008 as compared to $260 million for the same period in fiscal 2008. This primarily reflected an 18% increase in newsprint prices partly offset by a 12% decrease in newsprint consumption and a charge associated with the shut down of the print directory business. These increases were partly offset by expense reductions in marketing and promotion expenses.

Segment operating profit. Segment operating profit for the three months ended November 30, 2008 decreased by $29 million, or 28%, to $73 million as compared to $102 million for the same period in fiscal 2008. The decrease resulted from decreased revenue and increased expenses as discussed above.

Canadian television
Revenue. Revenue from our Canadian television operating segment decreased by $11 million or 5% to $200 million for the three months ended November 30, 2008 as compared to $211 million for the same period in fiscal 2008. This reflected an 8% decline in conventional television advertising revenue resulting from the current economic downturn.

Decreases in conventional television advertising revenue were partly offset by a $4 million increase in advertising revenue of our specialty channels. Subscriber revenue from our specialty channels decreased by 2% for the three months ended November 30, 2008 as compared to the same period in fiscal 2008, due to the shut down of CoolTV channel in the fourth quarter of fiscal 2008 and Xtreme Sports channel during the first quarter of fiscal 2009. Revenue in fiscal 2009 includes approximately $5 million of retransmission fees related to prior years.

Operating expenses. For the three months ended November 30, 2008, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $168 million were $10 million, or 6%, lower than the same period in fiscal 2008, primarily as a result of a 6% decline in program amortization as a result of timing, and lower staffing levels, due to the digital news initiative and merger synergies, and reductions of marketing and promotional costs. These cost reductions were partly offset by increases in our news production costs due to the federal election.

Segment operating loss/profit. The Canadian television segment operating income of $32 million for the three months ended November 30, 2008 was flat as compared to the same period in fiscal 2008 reflecting the decrease in revenue and expenses described above.

CW Media television
Revenue. Revenue from our CW Media television operating segment increased by $9 million or 9% to $106 million for the three months ended November 30, 2008 as compared to $97 million for the same period in fiscal 2008. This reflected an increase in advertising revenue of 10% and an increase in subscriber revenue of 7% for the three months ended November 30, 2008 compared to the same period in fiscal 2008.

Operating expenses. For the three months ended November 30, 2008, operating expenses (including selling, general and administrative expenses) of our CW Media operations of $62 million were $2 million, or 3%, higher than the same period in fiscal 2008, primarily as a result of an increase in program amortization expense related to a change in program strategy which has resulted in an acceleration of program amortization. This increase was partly offset by lower staffing costs as a result of merger synergies.

Segment operating loss/profit. The CW Media television segment operating income of $44 million for the three months ended November 30, 2008 was $7 million or 19% higher than the same period in fiscal 2008 reflecting the increase in revenue described above.

Australian television
Revenue. Segment revenue decreased by 17% to $202 million for the three months ended November 30, 2008 from $242 million for the same period in fiscal 2008. In local currency, revenue decreased by 12%, reflecting the impact of the deterioration of the advertising market and the impact of not having the Australian Football League final and Rugby World Cup that occurred in the three months ended November 30, 2007. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $11 million for the three months ended November 30, 2008.

Operating expenses. Segment operating expenses decreased 8% to $128 million for the three months ended November 30, 2008 as compared to $139 million for the same period in fiscal 2008. This reflected a 3% decrease in operating expenses in the local currency, primarily reflecting management’s efforts to contain costs. The effect of the weakening currency relative to the Canadian dollar decreased operating expenses by $7 million for the three months ended November 30, 2008.

Segment operating profit. Segment operating profit decreased by 28% to $74 million for the three months ended November 30, 2008 as compared to $104 million for the same period last year as a result of the decrease in revenue partly offset by decreases in expenses described above.

Turkey radio. During the three months ended November 30, 2008, segment revenue of $3 million was down 6% and segment operating income was down 18% to $1 million compared to the same period in fiscal 2008, primarily caused by the weakening economy in Turkey.

Out-of-home advertising. Revenue from our Out-of-home advertising segment decreased by 7%, or $3 million, to $39 million for the three months ended November 30, 2008 as compared to the same period in fiscal 2008. In local currency, revenue decreased by 2% compared to November 30, 2007, primarily as a result of the weakening economies in which it operates. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $2 million for the three months ended November 30, 2008. Our segment operating profit from the Out-of-home advertising operations was $1 million for the three months ended November 30, 2008 as compared to $3 million in the same period in fiscal 2008.

Corporate and other. Corporate expenses were $7 million for the three months ended November 30, 2008 as compared to $10 million for the same period in fiscal 2008. The reduction is primarily a result of lower payroll and benefit costs.

Restructuring. During the three months ended November 30, 2008, we announced initiatives to reduce staffing levels in our Canadian television, CW Media and Publishing operations by 462 positions and have accrued $15 million related to these initiatives. During the same period in fiscal 2008, we announced initiatives to centralize certain operations and had accrued $12 million related to the initiatives. Further restructuring expenses will be accrued in the future as these projects progress further. See note 5 of our unaudited interim consolidated financial statements for additional information.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS
For the three month periods ended (in thousands of dollars, except as noted)
(unaudited)

2008	30-Nov	31-Aug	31-May	29-Feb
Revenue	886,107	725,924	851,293	701,417
Operating income before amortization	204,073	61,227	179,143	94,081
Net earnings (loss) from continuing operations	(31,824)	(1,007,996)	(22,299)	(31,363)
Net earnings (loss)	(31,824)	(1,016,897)	(24,398)	(33,355)
Cash flow from continuing operating activities	(2,877)	50,128	26,043	45,462
Cash flow from operating activities	(2,877)	48,617	25,425	43,715

2007(1)	30-Nov	31-Aug	31-May	28-Feb
Revenue	867,351	678,364	737,765	643,406
Operating income before amortization	223,206	78,981	122,606	81,083
Net earnings (loss) from continuing operations	40,263	(50,918)	7,038	7,628
Net earnings (loss)	38,878	197,741	8,877	8,171
Cash flow from continuing operating activities	(23,620)	122,392	34,812	108,406
Cash flow from operating activities	(25,778)	128,520	38,642	114,484
(1)	Revised to reflect the classification of our United Kingdom radio segment as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Overview
Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategies. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facilities or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For the remainder of fiscal 2009 we expect our major cash requirements to include capital expenditures of approximately $67 million, repayment of $11 million in principal payments on long-term debt and approximately $107 million to settle derivative instruments. Of these amounts $24 million in capital expenditures will be made by our subsidiaries which are guarantors under the Canwest Media Inc. senior credit facilities.

Sources of Funds
Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At November 30, 2008, we had cash on hand of $62 million including $35 million of Ten Holdings cash, $17 million of CW Media cash, and $4 million of Canwest Media Inc. cash.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $189 million at November 30, 2008. Network TEN had unused borrowing capacity of A$380 million under its credit facilities at November 30, 2008.

The Limited Partnership had an additional $132 million available under its credit facilities and CW Media had $43 million available under its revolving credit facility at November 30, 2008.

Uses of Funds
Capital Expenditures
In the first three months of fiscal 2009, our capital expenditures amounted to $29 million. Of these capital expenditures, $11 million were made by our subsidiaries which are guarantors under the Canwest Media Inc. senior credit facilities. For the remainder of fiscal 2009, we expect our capital expenditures to be approximately $67 million of which approximately $24 million will relate to our subsidiaries which are guarantors under the Canwest Media Inc. credit facilities.

CRTC Part II Licence Fees
The Canadian Association of Broadcasters (“CAB”), on behalf of their members, has challenged in Court the validity of the Part II licence fees payable annually to the CRTC by television and radio broadcasters. In December 2006, the Federal Court ruled that the Part II licence fees were an illegal tax. The Federal Government appealed the Federal Court judgment and on April 28, 2008, the Appeal Court ruled that the Federal Court mischaracterized the legal test to be applied to distinguish a tax from a regulatory charge and the fees, in fact, represented administrative costs incurred by the CRTC. On June 27, 2008, CAB filed an application for leave to appeal the Appeal Court decision to the Supreme Court of Canada. The CRTC has confirmed with CAB that it will not attempt to collect the outstanding Part II licence fees until the earlier of (i) the application for leave to appeal is denied by the Supreme Court of Canada, (ii) the Appeal Court decision is affirmed by the Supreme Court of Canada or (iii) the matter is settled between the parties. In December 2008, the Supreme Court of Canada granted the requested leave to appeal. We have been accruing the Part II licence fees using known rates since the beginning of the legal proceeding and will continue to accrue them until a final decision is rendered on the matter. As at November 30, 2008, we had $23 million accrued in current liabilities representing the unpaid Part II licence fees.

CRTC Benefits
We expect to fund the CRTC benefit obligations created from the acquisition of the CW Media broadcast operations of $151 million over a seven year period commencing in fiscal 2008 primarily using cash on hand and cash flow from operations of CW Media. Approximately 10% of the benefits will be directed to social benefits payable by CW Media to third parties, approximately 10% will be funded by Canwest television segment related to news and public affairs programming and the remaining 80% will be directed to incremental production of Canadian programming by CW Media which may be aired on its channels. For the remainder of fiscal 2009, we expect our expenditures related to the CRTC benefit obligation to be approximately $23 million.

Distributions
Our Australian operations typically make distributions twice annually. In December 2008, Ten Holdings declared a distribution of A$0.02; our share of $9 million was received in January 2009.In July 2008, Ten Holdings distributed $32 million, $18 million to us and $14 million to other shareholders. The distributions from our Australian operations are affected by the profitability of these operations. A change in the profitability will impact the amount of distributions received from the Australian operations.

The Limited Partnership makes monthly distributions. During the three months ended November 30, 2008, we received $35 million from the Limited Partnership. The distributions from the Limited Partnership are restricted by the availability of distributable cash as defined under its debt agreements. A change in distributable cash would impact the amount of distributions received from the Limited Partnership.

Financial Instruments
Certain derivative contracts included in derivative financial instruments mature in fiscal 2009. As at November 30, 2008, the net fair value of these cash flows was a liability of $89 million. We have entered into forward foreign exchange contracts related to these settlements. As at November 30, 2008, the fair value of the cash flows related to the forward contracts was a liability of $15 million. During the three months ended November 30, 2008 we made net payments of $11 million and we expect net payments of $107 million will be required during the remainder of fiscal 2009 to settle these contracts.

Debt
Credit Facilities
The Canwest Media Inc. credit facility of $300 million which matures in October 2010 is subject to certain restrictions and bears interest at banker’s acceptance rates plus an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian television operations and the National Post, partnership units of the Limited Partnership and shares of CW Investments and Ten Holdings. As at November 30, 2008, in accordance with our debt covenants, we had $189 million available under this facility.

In November 2008, we renegotiated certain covenants under the credit facility as follows:

•	Total leverage ratio not exceeding 5.25 times as at November 30, 2008 which will step up to 6.75 times effective August 31, 2009 and step down to 5.25 times effective August 31, 2010;
•	Senior leverage ratio not exceeding 2.00 times as at November 30, 2008 for the remainder of the term; and
•
Adjusted EBITDA to financing expenses of 2.00 times as at November 30, 2008 which will step down to 1.50 times effective May 31, 2009 and increase to 1.75 times effective February 28, 2010 for the remainder of the term.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swap liabilities below a prescribed threshold of $400 million. In addition, there are prescribed thresholds with individual counterparties. As at November 30, 2008, the fair value of these foreign currency and interest rate swaps was a liability of $43 million. Strengthening of the Canadian currency and/or changes in interest rates may require us to make prepayments to our swap counter parties to maintain the liability below the threshold level.

Total leverage as calculated under Canwest Media Inc.’s credit facility was 4.41 times cash flow for debt covenant purposes for the three month period ended November 30, 2008, compared to a covenant of 5.25 times. The debt used in calculating the total leverage is $996 million which includes Canwest Media Inc’s debt translated at swapped foreign exchange rates, certain cash on hand and outstanding letters of credit but excludes debt issuance costs.

The Limited Partnership has a senior secured credit facility and unsecured debt. The senior secured credit facility, which is secured by substantially all the assets of the Limited Partnership, consists of a $250 million revolving term loan, a $265 million term loan and a US$460 million term loan. As at November 30, 2008, the Limited Partnership had fully drawn on its term loan facilities and had drawn $116 million on its revolving term credit facility. The unsecured facilities consist of a $75 million senior subordinated unsecured credit facility and US$400 million in senior subordinated notes. These unsecured facilities rank junior to the senior credit facility and are guaranteed by the Limited Partnership and its subsidiaries. Under the Limited Partnership senior secured credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swap liabilities below a prescribed threshold of $250 million. In addition, there are prescribed thresholds with individual counterparties. As at November 30, 2008, the fair value of these foreign currency and interest rate swaps was an asset of $72 million. Strengthening of the Canadian currency and/or changes in interest rates may require the Limited Partnership to make prepayments to its swaps counter parties to maintain the liability below the threshold levels.

Ten Holdings has an unsecured credit facility due in April 2011. As at November 30, 2008, A$250 million was drawn against this A$630 million facility. In addition, Ten Holdings had senior unsecured notes and senior notes in the amount of US$125 million and A$150 million.

CW Media has a senior secured credit facility, which consists of a $50 million revolving term loan and a US$442 million term loan. This facility is secured by all the assets of CW Investments. As at November 30, 2008, CW Media had drawn $7 million upon the $50 million revolving term loan and had fully drawn the amount allowed under the term loan. CW Media Holdings Inc. also has US$312 million senior unsecured notes which bear interest at 13.5% and are due on August 15, 2015. No principal or interest payments are due under the senior notes until August 15, 2011 at which time semi-annual payments of interest only will commence. The notes are unsecured and guaranteed by CW Media Holdings and its wholly owned subsidiaries.

General
The following table sets out the debt outstanding at November 30, 2008, which is translated at November 30, 2008 foreign currency exchange rates and includes debt issuance costs. The first column of the table presents our debt at the foreign exchange rates specified in our foreign currency swap arrangements, where applicable.

	Debt at swapped foreign exchange rates	Debt at current foreign exchange rates	Accounting adjustments(1)	Carrying value as at November 30, 2008	Carrying value as at August 31, 2008
Canwest Media Inc.
Senior credit facility	29,961	29,961	-	29,961	-
Senior subordinated notes	908,042	941,374	54,913	996,287	828,755
	938,003	971,335	54,913	1,026,248	828,755
Canwest Limited Partnership
Senior secured credit – revolver	116,000	116,000	-	116,000	96,000
Senior secured credit – credit C	265,000	265,000	(2,806)	262,194	262,028
Senior secured credit – credit D	492,500	568,040	(4,749)	563,291	483,999
Senior subordinated unsecured credit facility	75,000	75,000	(826)	74,174	74,152
Senior subordinated unsecured notes	429,000	494,800	(8,812)	485,988	415,766
	1,377,500	1,518,840	(17,193)	1,501,647	1,331,945
CW Media Holdings
Senior revolving credit facility	7,000	7,000	-	7,000	8,000
Senior credit facility	470,250	546,709	(12,257)	534,,452	457,688
Senior unsecured notes	407,458	407,458	(8,660)	398,798	329,630
	884,708	961,167	(20,917)	940,250	795,318
The Ten Group PTY Limited
Bank loan A$250,000 (Aug. 31, 2007 – A$275,000)	202,400	202,400	-	202,400	250,195
Senior unsecured notes US$125,000 (Aug. 31, 2007 – US$125,000)	170,084	154,654	-	154,654	132,322
Senior notes A$150,000 (Aug. 31, 2007 – A$150,000)	121,440	121,440	-	121,440	136,470
	493,924	478,494	-	478,494	518,987
	3,694,135	3,929,836	16,803	3,946,639	3,475,005
(1) Accounting adjustments include debt issuance cost, certain hedge adjustments and fair value hedge basis adjustments.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Foreign currency and interest rate swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivative financial instruments for trading purposes.

As at November 30, 2008, with the exception of CW Media senior unsecured loans, we have fully hedged the currency exposure on our U.S. dollar denominated debt.

Except for forward exchange contracts entered into during the three months ended November 30, 2008, there have been no changes in the purpose or terms of the financial instruments. During the three months ended November 30, 2008, we have entered into forward foreign exchange contracts to sell US$130 million for proceeds of $144 million with a settlement date of August 15, 2009. As at November 30, 2008, the fair value of the forward exchange contracts was approximately $15 million liability. As of November 30, 2008, a $0.01 change in the value of the Canadian dollar against the U.S. dollar would result in a $1.3 million change in the fair value of the forward contracts.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of November 30, 2008, our outstanding swap contracts were in a net unrealized loss position of $3 million. Of this amount, $125 million is recorded as “Hedging derivative instruments” and a an amount of $128 million is recorded as “Derivative instruments” for the instruments where we are not utilizing hedge accounting.

INDUSTRY RISKS AND UNCERTAINTIES

Except as described in this section of the MD&A, our risks and uncertainties have not materially changed from those described in our 20-F Annual Report for the year ended August 31, 2008 filed by Canwest Media Inc. with the Securities and Exchange Commission in the United States (available on EDGAR at www.edgar.com).

In recent months, many segments of the media industry have experienced declines in advertising revenues reflecting the weakening in the economic environment. At present, the outlook for the advertising market remains uncertain and the weakness in advertising revenues could continue resulting in an increasingly challenging operating environment.

For the three months ended November 30, 2008, we reported reduced advertising revenues for our conventional television, radio and publishing operations reflecting deterioration in the economy in the countries in which we operate. In response to current economic conditions, we have developed and are implementing a number of initiatives to reduce operating costs and sell or close certain operations.

We have significant debt obligations and these obligations are subject to financial covenants that are based on operating results and the amount of our debt obligations. As at November 30, 2008, we were in compliance with our financial covenants. Our ability to maintain compliance with the financial covenants in the future is dependent upon various factors, some of which are outside our control. Based upon current revenue and expense projections and given the uncertain outlook, we may not be able to comply with certain of our existing quarterly financial covenants in fiscal 2009. Failure to maintain financial covenants under any senior credit facility could result in default under that facility, permitting the senior lenders to demand payment of amounts outstanding under the credit facility and related hedging instruments. The demand for payment of a senior credit facility which is not satisfied through payment, waived, postponed or rescinded within certain periods as specified in the related subordinated note indentures would result in a default under such notes. Such event of default would permit holders of such notes to demand payment.

We believe that progress is being made in implementing our plans. While there is no assurance as to our outcome or success, we continue to aggressively pursue strategies to further reduce operating costs and improve operating results, cash flows and capital structure in order to ensure compliance with covenants.

Our results for fiscal 2009 and future periods are subject to numerous uncertainties. The possibility exists that unforeseen events, such as, higher interest rates, foreign currency changes, prolonged curtailment of advertising spending or other adverse business conditions or a combination of these or other factors may affect fiscal 2009 and future operating results and cash flows. As disclosed in our financial statements for the year ended August 31, 2008, further write-downs of assets, in particular goodwill and intangible assets may be required as a result of the outcome of these uncertainties.

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In connection with the acquisition of Alliance Atlantis, we and Goldman Sachs entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and the amended shareholders agreement (the "Shareholders Agreement") governing the manner in which the affairs of CW Media would be conducted. Pursuant to the Indemnity Agreement, we have agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by us will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date"). Also, Goldman Sachs agreed to indemnify us with respect to their representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

Additionally, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which, certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis. As at August 31, 2008, we have recorded income tax liabilities of $27 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized. We have recorded accounts receivable in this amount.

RELATED PARTY TRANSACTIONS

We made operating lease payments of $0.8 million to Canwest and affiliated companies for the three months ended November 30, 2008 (three months ended November 30, 2007 – $0.8 million). The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and until May 2018, respectively. In addition, during the three months ended November 30, 2008, the Company has included nil (2007 - $0.3 million) of building development expenses payable to this affiliated company.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

CRITICAL ACCOUNTING ESTIMATES

Except as noted below and in the changes in accounting policies section of this MD&A, there are no significant changes in our critical accounting policies or estimates since August 31, 2008 as described in the Management Discussion and Analysis in our 2008 Annual Report.

Broadcast Rights

In accordance with our accounting policy, we amortize the broadcast rights over their anticipated period of use. Effective September 1, 2008, CW Media revised the estimated number of showings attributable to its broadcast rights to reflect their planned usage. The effect of this change in estimate for the three months ended November 30, 2008 is not practical to measure.

CHANGES IN ACCOUNTING POLICIES

Inventories
We adopted CICA 3031, “Inventories” as of September 1, 2008. This section prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in first-out cost formula, and net realizable value. The carrying value of the inventories carried at cost as at November 30, 2008 is $9.9 million (August 31, 2008 - $10.7 million). As at November 30, 2008, nil (2007 – nil) inventories are carried at net realizable value. During the three months ended November 30, 2008, the amount of inventories expensed was $32.4 million (2007 - $31.7 million). The amount of write downs or reversal of write downs for the three months ended November 30, 2008 are nil.

Assessing Going Concern
The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events and conditions that may cast significant doubt on the entity’s ability to continue as a going concern. We have adopted the new standard effective September 1, 2008. The adoption of this section did not have significant impact on the interim unaudited consolidated financial statements for the three months ended November 30, 2008.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets
The AcSB issued CICA 3064, “Goodwill and Intangible Assets”, which we must apply for our fiscal year beginning on September 1, 2009. CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria when intangible assets can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. We do not expect the adoption of such standard to have a significant impact.

International Financial Reporting Standards
In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, AcSB announced that IFRS will be used for, interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Our transition date of September 1, 2011, will require the restatement for comparative purposes of amounts reported in our financial statements for the year ended August 31, 2012. While we have begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings (loss), its most closely comparable GAAP measure:

	For the three months ended November 30 (Unaudited)
	2008	2007(1)
	$000	$000
Net earnings (loss)	(31,824)	38,878
Amortization	28,646	27,384
Interest and other financing expenses	53,753	110,018
Accretion of long-term liabilities	28,233	23,881
Investment gains, losses and interest income	(21)	(16,306)
Foreign exchange (gains) losses	67,485	(6,079)
Loss from discontinued operations	-	1,385
Provision for income tax expense	39,240	35,202
Interest in earnings of equity accounted affiliates	(215)	(19,836)
Minority interest	18,776	28,679
Operating income before amortization	204,073	223,206
(1) Revised: The 2007 results have been revised to reflect the classification of our United Kingdom radio operations as discontinued (See note 8 to our unaudited consolidated financial statements).